

July 19, 2016

Mail Stop 4631

<u>Via E-mail</u>
Carl J. Lukach
Executive Vice President
Univar, Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

      Re: Univar, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 3, 2016
            File No. 1-37443

Dear Mr. Lukach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2015

Selected Financial Data, page 50

1.   We note the adjustment of "Other operating expenses, net" in your reconciliation of net income to Adjusted EBITDA primarily includes pension mark-to-market actuarial gains and losses. Please expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains and losses in your historical financial statements. Also provide quantitative context for the actual and expected plan asset returns.

Specifically, disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure.

Financial Statements

Note 5- Redundancy and Restructuring, page 102

2. We note you recorded material restructuring charges of $33.7 million and $46.2 million in 2015 and 2014, respectively. Please expand your disclosures to quantify the total amount of costs expected to be incurred, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments, for each reportable segment for which costs were incurred. Further, to the extent material, quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to your prior year restructuring activities, disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4 for guidance. This issue also applies to your interim reports on Form 10-Q.

Form 8-K Filed May 3, 2016

3. Your disclosures, including your headlines, appear to give more prominence to Adjusted EBITDA rather than to the comparable GAAP measure, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction